Exhibit 99.143

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ACQUIRES INTEREST IN RT MINERALS CORP.

TORONTO, ONTARIO—(Marketwire — January 6, 2010) — Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that it has acquired direct ownership of a total of 7,500,000 common shares of RT Minerals Corp. (“RT Minerals”) representing 26.26% of the outstanding shares, as well as warrants to acquire an additional 7,500,000 common shares of RT Minerals at an exercise price of $0.20 per common share. As a result, Lake Shore Gold holds a 41.59% interest in the common shares of RT Minerals (assuming the exercise of the warrants held by Lake Shore Gold and not including any other options or warrants of RT Minerals that may be outstanding). Lake Shore Gold acquired 6,000,000 common shares and 6,000,000 warrants through a private transaction on December 31, 2009, at a total cost of $900,000, and an additional 1,500,000 common shares and 1,500,000 warrants in a treasury issuance directly from RT Minerals on January 6, 2009, at a total cost of $300,000. The Company purchased the securities for investment purposes and may acquire additional securities of RT Minerals in the future.

In connection with the above transactions, Lake Shore Gold and RT Minerals have entered into a Strategic Alliance Agreement, which provides Lake Shore Gold with certain rights, including: a right to participate pro rata in any future equity financings by RT Minerals, a right to nominate two members of the board of directors of RT Minerals, a right of first refusal in the event RT Minerals seeks to sell or joint venture any of its properties, and an option to acquire a 50% interest in RT Minerals’ Golden Property. The Golden Property covers approximately 6.4 kilometres along the western extension of the Destor-Porcupine fault system and is contiguous to Lake Shore Gold’s Timmins West Gold Complex.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

181 University Ave.

Toronto, ON M5H 3M7

Tony Makuch
President & CEO
(416) 703-6298
Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com